October 15, 2008

VIA FEDERAL EXPRESS AND EDGAR

Ms. Amanda McManus, Branch Chief, Legal
Ms. Michelle Lacko
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Gentex Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed February 27, 2008 Definitive Proxy Statement on Schedule 14A Filed April 10, 2008 File No. 000-10235

Dear Ms. McManus and Ms. Lacko:

        This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the “Company”) in response to the comment letter from the staff of the Commission dated September 10, 2008 (the “Comment Letter”), which was received by the Company on October 8, 2008. In accordance with the instructions contained in the Comment Letter, this response letter will confirm that the staff’s comments will be complied with, or if certain of the comments are deemed inappropriate, the staff is advised of the reason.

        The following responses have been numbered to correspond to the numbered comments contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2007 (filed February 28, 2008)

Part II, page 17

Item 5. Market for the Registrant’s Common Equity . . . , page 17

1.	In future filings, please provide a line graph containing the information required by Item 201(e) of Regulation S-K.

Ms. Amanda McManus
Ms. Michelle Lacko
October 15, 2008

Response:

The Company did submit a line graph containing the information required by Item 201(e) of Regulation S-K to Bowne & Co., Inc. for filing via EDGAR. In addition, the Company submitted the data points included in said line graph to Bowne & Co., Inc. at its Detroit office’s request. In the future, the Company will work with Bowne & Co, Inc. to provide the line graph via EDGAR as requested in this comment by the staff.

Definitive Proxy Statement on Schedule 14A (filed April 10, 2008)

Compensation Discussion and Analysis, page 16

2.	We note your disclosure on page 16 that the CEO and other members of management attend meetings of the Compensation Committee at the request of the Compensation Committee. In future filings, please discuss in reasonably complete detail the role of the CEO and other members of management in your compensation processes and any input these individuals provide during the crafting of compensation packages.

Response:

The Company respectfully refers the staff to page 17 of the above-referenced Definitive Proxy Statement, under the heading of “Role of Executives in Establishing Compensation.” The Company believes that this section does describe, in reasonably complete detail, the role of the CEO and other members of management in the Company’s compensation processes as well as management input with respect to compensation packages. Notwithstanding the foregoing, the Company acknowledges the staff’s comment and will continue to include such information in future filings.

3.	We note your disclosure on page 19 that you do not rely on specific performance targets. In addition, we note that you use a number of subjective criteria to evaluate the performance of your CEO and executive officers and determine their base pay, bonuses and stock-based compensation. In future filings, please revise your disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations. Also, please discuss the specific items of corporate performance that you take into account in setting compensation policies and making compensation decisions.

Response:

As requested in the staff’s comment, the Company will in future filings: clarify the manner in which qualitative inputs relating to individual and company performance are translated into pay determinations; and discuss items of corporate performance that are taken into account in setting compensation policies and making compensation decisions.

Ms. Amanda McManus
Ms. Michelle Lacko
October 15, 2008

Summary Compensation Table, page 23

4.	In future filings, please disclose all assumptions made in the valuation of stock and option awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response:

Please note that the Company does make reference to its Annual Report in the footnotes to the Summary Compensation Table in the Proxy Statement. The Company will, pursuant to the staff’s comment, in the future make a more specific reference to the footnotes to the financial statements which include a discussion of the assumptions made in the valuation of stock and stock option awards reported in the Summary Compensation Table.

        This letter has been submitted in electronic form, under the label “corresp” with a copy to the staff, within ten (10) business days of the Company’s receipt of the Comment Letter (which occurred October 8, 2008). In addition, the Company acknowledges that:

        •the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        •staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        •the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope the foregoing is sufficiently responsive to your comments. Please do not hesitate to contact me by telephone at 616-748-8514 or by fax at 616-772-0321 with any questions or comments you may have. Thank you.

Sincerely, /s/ Steve Dykman Steve Dykman Vice President - Finance and Chief Financial Officer

c:	Mr. Fred Bauer Chief Executive Officer